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                              May 13, 2021

       Ron Yekutiel
       Chairman and Chief Executive Officer
       Kaltura, Inc.
       250 Park Avenue South
       10th Floor
       New York, New York 10003

                                                        Re: Kaltura, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 4, 2021
                                                            File No. 333-253699

       Dear Mr. Yekutiel:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Dilution, page 81

   1. Tell us how you factored contract cost assets into your calculations of net tangible book value. To the extent
you did not consider such assets to be intangible assets, please explain or revise your
calculations as necessary.
 Ron Yekutiel
FirstName  LastNameRon Yekutiel
Kaltura, Inc.
Comapany
May         NameKaltura, Inc.
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
        You may contact David Edgar, Senior Staff Accountant at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Benjamin J. Cohen, Esq.